

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Gilad David, President
Net Profits Ten Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

> **Re:** **Net Profits Ten Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-167777**

Dear Mr. David:

We have reviewed the above-referenced filing and the related response letter dated October 27, 2010 and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated August 31, 2010.

Description of Business

Objectives, page 25

1.   We note your response to prior comment 3 and your revised disclosures on page 5 where you indicate that during September and October 2010 you sold 6 copies of the basic version of your Mil Yearbook product for $3,698, which is approximately $616 per copy. Your disclosures on page 28 indicate that you are currently offering the basic version of your software for $500. Tell us whether you have increased the price of your product or explain the difference between the current selling price and the sales price reflected in your recent sales.

Blank Check Company Issues, page 32

2.   We note that you have included disclosure regarding Securities Act Rule 419 governing offerings by blank check companies, which you have asserted is not applicable to you. Please explain in your response letter your reasons for including in your prospectus disclosure of this type that, according to you, does not relate to your company or business. To the extent you have reason to believe your company may fall within the definition of a blank check company under Rule 419, please advise.

3.   In addition, please tell us whether you have any plans, proposals or arrangements to engage in any merger or acquisition with any companies whose lines of business are

different than your own. For instance, tell us whether you are presently negotiating or have had any negotiations, preliminary or otherwise, with any other companies in other lines of business regarding possible business combinations. In addition, tell us whether you expect or intend to engage in any such mergers or acquisitions within the next 12 months. If you have no such plans, proposals or arrangements, please include an unambiguous statement to this effect in your response letter.

Material Agreements, page 28

4.   We note your response to prior comment 13 and your revised disclosures regarding the related party Licensing Agreement with RN Consulting. We further note that the October 11, 2010 Licensing Agreement amended, replaced and superseded a prior Reseller Agreement entered into between RN Consulting and the company on or around March 1, 2008. Please revise your disclosures to describe the revisions made to the Reseller Agreement and tell us the impact of such changes on your business operations and/or financial statements. We refer you to Item 404(a)(6) of Regulation S-K.

5.   Your disclosures on page 28 (and elsewhere throughout the document) indicate that no fees are due to RN Consulting under the License Agreement until June 30, 2011. However, according to the License Agreement (filed as Exhibit 10.3) fees shall be payable for any net sales made by the company beginning after July 31, 2011. Please explain the discrepancy in these disclosures or revise accordingly.

Certain Relationships and Related Transactions, page 44

6.   We refer to prior comment 10 and the related revisions made to your document. With regard to the Licensing Agreement between your company and RN Consulting, please expand your disclosure to discuss the agreement to pay to Ms. Navon a royalty fee equal to 10% of your future net sales and the related payment terms. See Item 404(c)(1)(ii) of Regulation S-K.

Unaudited Financial Statements

General

7.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

8.   We note your response to prior comment 11 where you indicate that because you generated revenues during the quarter ended June 30, 2010, you no longer believe you are a development stage company. Please explain further how you considered the guidance in ASC 915-10-05-2 and the definition of a development stage company in ASC 915-10-20 in concluding that you are no longer a development stage company. In this regard, specifically address the fact that you have earned nominal amounts of revenue to date

coupled with the fact that you continue to devote most of your efforts to developing your website, finalizing the design and development of your software and raising capital.

December 31, 2009 Audited Financial Statements

Note 4. Related Party Transactions, page F-17

9.   We note that the Licensing Agreement entered into on October 11, 2010 amended and replaced the Reseller Agreement entered into in March 2008. Considering the Reseller Agreement was in effect as of December 31, 2009 (and the date through which subsequent events were evaluated), tell us why you have not included a discussion of such agreement in your related party footnote disclosures or revise your disclosures accordingly.

You may contact Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (713) 524-4122
        David M. Loev
        The Loev Law Firm, PC